SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Planet Payment, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
Series A Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

U72603118
(CUSIP Number)

John Glynn
Group General Counsel
Fintrax Group Holdings Limited
Martin House, Galway Business Park
Dangan, Galway, H91A06C, Ireland
+353 91 558255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

October 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. U72603118
1.	NAMES OF REPORTING PERSONS: Franklin UK Bidco Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 15,903,591(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,903,591(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.3%(2)
14.	TYPE OF REPORTING PERSON CO
_____________________

(1)
Pursuant to the Support Agreements (described below), Franklin UK Bidco Limited may be deemed to have beneficial ownership of 15,903,591 shares of common stock, par value $0.01 per share (“Common Stock”), of Planet Payment, Inc. (“Planet Payment”), which include shares of Series A Preferred Stock, par value $0.01 per share, of Planet Payment (“Series A Preferred Stock”) representing 4,325,813 shares of Common Stock on an as converted basis.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 54,321,075 shares of Common Stock, consisting of 49,995,262 shares of Common Stock outstanding as of October 24, 2017 as set forth in the Merger Agreement (as defined below) and shares of Series A Preferred Stock representing 4,325,813 shares of Common Stock on an as converted basis, which information is provided by Planet Payment.

CUSIP No. U72603118

1.	NAMES OF REPORTING PERSONS: Fintrax US Acquisition Subsidiary, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 15,903,591(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,903,591(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.3%(2)
14.	TYPE OF REPORTING PERSON CO
_____________________

(1)
Pursuant to the Support Agreements (described below), Fintrax US Acquisition Subsidiary, Inc. may be deemed to have beneficial ownership of 15,903,591 shares of common stock, par value $0.01 per share (“Common Stock”), of Planet Payment, Inc. (“Planet Payment”), which include shares of Series A Preferred Stock, par value $0.01 per share, of Planet Payment (“Series A Preferred Stock”) representing 4,325,813 shares of Common Stock on an as converted basis.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 54,321,075 shares of Common Stock, consisting of 49,995,262 shares of Common Stock outstanding as of October 24, 2017 as set forth in the Merger Agreement (as defined below) and shares of Series A Preferred Stock representing 4,325,813 shares of Common Stock on an as converted basis, which information is provided by Planet Payment.

CUSIP No. U72603118

1.	NAMES OF REPORTING PERSONS: Franklin UK Midco Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 15,903,591(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,903,591(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.3%(2)
14.	TYPE OF REPORTING PERSON CO
_____________________

(1)
Pursuant to the Support Agreements (described below), Franklin UK Midco Limited may be deemed to have beneficial ownership of 15,903,591 shares of common stock, par value $0.01 per share (“Common Stock”), of Planet Payment, Inc. (“Planet Payment”), which include shares of Series A Preferred Stock, par value $0.01 per share, of Planet Payment (“Series A Preferred Stock”) representing 4,325,813 shares of Common Stock on an as converted basis.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 54,321,075 shares of Common Stock, consisting of 49,995,262 shares of Common Stock outstanding as of October 24, 2017 as set forth in the Merger Agreement (as defined below) and shares of Series A Preferred Stock representing 4,325,813 shares of Common Stock on an as converted basis, which information is provided by Planet Payment.

CUSIP No. U72603118

1.	NAMES OF REPORTING PERSONS: Franklin Ireland Topco Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 15,903,591(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,903,591(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.3%(2)
14.	TYPE OF REPORTING PERSON CO
_____________________

(1)
Pursuant to the Support Agreements (described below), Franklin Ireland Topco Limited may be deemed to have beneficial ownership of 15,903,591 shares of common stock, par value $0.01 per share (“Common Stock”), of Planet Payment, Inc. (“Planet Payment”), which include shares of Series A Preferred Stock, par value $0.01 per share, of Planet Payment (“Series A Preferred Stock”) representing 4,325,813 shares of Common Stock on an as converted basis.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 54,321,075 shares of Common Stock, consisting of 49,995,262 shares of Common Stock outstanding as of October 24, 2017 as set forth in the Merger Agreement (as defined below) and shares of Series A Preferred Stock representing 4,325,813 shares of Common Stock on an as converted basis, which information is provided by Planet Payment.

CUSIP No. U72603118

1.	NAMES OF REPORTING PERSONS: Legendre Holding 44 SAS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 15,903,591(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,903,591(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.3%(2)
14.	TYPE OF REPORTING PERSON CO
_____________________

(1)
Pursuant to the Support Agreements (described below), Legendre Holding 44 SAS may be deemed to have beneficial ownership of 15,903,591 shares of common stock, par value $0.01 per share (“Common Stock”), of Planet Payment, Inc. (“Planet Payment”), which include shares of Series A Preferred Stock, par value $0.01 per share, of Planet Payment (“Series A Preferred Stock”) representing 4,325,813 shares of Common Stock on an as converted basis.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 54,321,075 shares of Common Stock, consisting of 49,995,262 shares of Common Stock outstanding as of October 24, 2017 as set forth in the Merger Agreement (as defined below) and shares of Series A Preferred Stock representing 4,325,813 shares of Common Stock on an as converted basis, which information is provided by Planet Payment.

CUSIP No. U72603118

1.	NAMES OF REPORTING PERSONS: Eurazeo SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 15,903,591(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,903,591(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.3%(2)
14.	TYPE OF REPORTING PERSON CO
_____________________

(1)
Pursuant to the Support Agreements (described below), Eurazeo SE may be deemed to have beneficial ownership of 15,903,591 shares of common stock, par value $0.01 per share (“Common Stock”), of Planet Payment, Inc. (“Planet Payment”), which include shares of Series A Preferred Stock, par value $0.01 per share, of Planet Payment (“Series A Preferred Stock”) representing 4,325,813 shares of Common Stock on an as converted basis.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
Based on 54,321,075 shares of Common Stock, consisting of 49,995,262 shares of Common Stock outstanding as of October 24, 2017 as set forth in the Merger Agreement (as defined below) and shares of Series A Preferred Stock representing 4,325,813 shares of Common Stock on an as converted basis, which information is provided by Planet Payment.

CUSIP No. U72603118

SCHEDULE 13D
Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), and Series A Preferred Stock, par value 0.01 per share (“Series A Preferred Stock”), of Planet Payment, Inc., a Delaware corporation (“Planet Payment”).  Planet Payment’s principal executive offices are located at 670 Long Beach Blvd., Long Beach, NY 11561.
Item 2.	Identity and Background.
This Schedule 13D is being filed jointly on behalf of (i) Franklin UK Bidco Limited, a company incorporated under the laws of England and Wales (“Parent”), (ii) Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Acquisition Sub”), (iii) Franklin UK Midco Limited, a company incorporated under the laws of England and Wales (“UK Midco”), (iv) Franklin Ireland Topco Limited, a company incorporated under the laws of Ireland (“Irish Topco”), (v) Legendre Holding 44 SAS, a company incorporated under the laws of France (“Legendre”), and (vi) Eurazeo SE, a company incorporated under the laws of France (“Eurazeo”).  Parent, Acquisition Sub, UK Midco, Irish Topco, Legendre and Eurazeo are collectively hereinafter referred to as the “Reporting Persons.”
Parent’s principal executive office is located at c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland, and the telephone number is +353 91 558255.  Parent is a parent company of Fintrax Group, a leader in multi-currency digital payment processing, providing international shoppers, merchants, partner banks and acquirers with easy, fast and reliable services. For over 30 years, Fintrax Group has expanded across the globe now covering 34 markets with over 800 staff.  Fintrax Group is headquartered in Galway, Ireland.
Acquisition Sub’s principal executive office is located at c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland, and the telephone number is +353 91 558255.  Acquisition Sub is an indirectly wholly owned subsidiary of Parent.  Acquisition Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Acquisition Sub has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement (defined in Item 4 below).
The principal executive office of UK Midco is located at 47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom, and the telephone number is +44 203 5304105.  UK Midco owns a 100%  interest in Parent.  The principal executive office of Irish Topco is located at Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland, and the telephone number is +353 91 435403.  Irish Topco owns a 100% interest in UK Midco.  The principal executive office of each of Legendre and Eurazeo is located at 1 rue Georges Berger, Paris, France, and the telephone number of each is +33 1 44 15 01 11.  Legendre owns a 95% interest in Irish Topco, and Eurazeo owns a 67.8% interest in Legendre.

CUSIP No. U72603118
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.
During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 3.	Source and Amount of Funds or Other Consideration.
Pursuant to, and subject to the terms and conditions contained in the Support Agreements (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of shares of Common Stock by virtue of the execution of the Support Agreements by Parent, Acquisition Sub and certain stockholders of Planet Payment.  No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement or the execution of the Support Agreements.
The total amount of funds required by Parent to consummate the Offer described in Item 4 below (the terms of which are hereby incorporated by reference) and to provide funding in connection with the Merger is approximately $278 million, including related fees and expenses.  Parent plans to finance through a combination of debt financing commitments to and cash, cash equivalents and marketable securities of, and capital contributions from related parties received by, Parent.
Item 4.	Purpose of Transaction.
Merger Agreement
On October 26, 2017, Planet Payment, Parent and Acquisition Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”).
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed that Acquisition Sub will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of (i) Common Stock, at a price of $4.50 per share, without interest (the “Common Stock Offer Price”), subject to any withholding of taxes required by applicable law, and (ii) Series A Preferred Stock, at a price of $13.725 per share, equal to the Common Stock Offer Price multiplied by the conversion ratio for the Company Series A Preferred Stock set forth in the Restated Certificate of Incorporation rounded to the nearest one-hundredth, which is 3.05, without interest (the “Series A Preferred Stock Offer Price”), subject to any withholding of taxes required by applicable law.

CUSIP No. U72603118
The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, following the consummation of the Offer, Acquisition Sub will merge with and into Planet Payment (the “Merger”), with Planet Payment surviving the Merger as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. In the Merger, each outstanding share of Common Stock and Series A Preferred Stock (other than shares of Common Stock and Series A Preferred Stock held by Planet Payment as treasury stock, or owned by Parent or Acquisition Sub or held by stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Common Stock Offer Price or Series A Preferred Stock Offer Price, as applicable, without interest and subject to any required withholding of taxes.
At the effective time of the Merger (the “Effective Time”), each option to purchase Common Stock and each share of restricted stock of the Company outstanding under any Company equity incentive plan or otherwise, that is outstanding immediately prior to the Effective Time will be converted into the right to receive the cash merger consideration (less the exercise price in the case of options). All outstanding performance based restricted stock shall be deemed vested at target as of the Effective Time.
 The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with an Acquisition Proposal (as defined in the Merger Agreement) that the Board determines constitutes a Superior Proposal (as defined in the Merger Agreement). Upon the termination of the Merger Agreement, under specified circumstances, Planet Payment will be required to pay to Parent a termination fee of approximately $7.7 million.
Acquisition Sub has agreed to commence the Offer as promptly as practicable from the date of the Merger Agreement (but in no event later than ten Business Days (as defined in the Merger Agreement) from the date of the Merger Agreement). The consummation of the Offer will be conditioned on (i) at least a majority of the shares of outstanding Common Stock, on a fully diluted basis, and a majority of the shares of outstanding Series A Preferred Stock, having been validly tendered into and not withdrawn from the Offer, (ii) expiration of the waiting period applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the accuracy of the representations and warranties and compliance with the covenants contained in the Merger Agreement, subject to qualifications, and (iv) other customary conditions.
The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 and incorporated herein by reference.
Support Agreements
Concurrent with the execution and delivery of the Merger Agreement, on October 26, 2017, each director, certain executive officers and certain significant stockholders of Planet Payment (collectively, the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Acquisition Sub, pursuant to which each of the Supporting Stockholders agreed, among other things, to tender his, her or its shares (the “Subject Shares”) of Common Stock and Series A Preferred Stock pursuant to the Offer. The Subject Shares represent, in the aggregate, approximately 29.3% of the shares of Common Stock outstanding as of October 26, 2017, or approximately 28% of the shares of Common

CUSIP No. U72603118
Stock outstanding on a fully-diluted basis as of October 26, 2017.  Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders agreed, among other things, to tender their shares of Common Stock and Series A Preferred Stock in the Offer no later than ten business days following the commencement of the Offer.
The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement. The form of Support Agreement is attached as Exhibit 2 and incorporated herein by reference.
Following the Merger, shares of Common Stock will no longer be traded on NASDAQ, there will be no public market for shares of Common Stock and registration of shares of Common Stock under the Exchange Act will be terminated.
This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Planet Payment has commenced at this time. In connection with the proposed transaction, Parent and Acquisition Sub intend to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Planet Payment. INVESTORS AND SECURITY HOLDERS OF PLANET PAYMENT ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Parent through the website maintained by the SEC at http://www.sec.gov.
Item 5.	Interest in Securities of the Issuer.
The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.
(a)          Pursuant to the Support Agreements, as of October 26, 2017, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to share with the Supporting Stockholders the power to vote or direct the voting or disposition of the 15,903,591 Subject Shares, and thus, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 15,903,591 shares of Common Stock, which constitutes approximately 29.3% of all the shares of Common Stock outstanding as of October 26, 2017. Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Subject Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such shares.
(b)          Except to the extent that it may be deemed to by virtue of the Support Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

CUSIP No. U72603118
The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote the 15,903,591 Subject Shares. However, the Reporting Persons (i) are not entitled to any rights as stockholders of Planet Payment as to the Subject Shares, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.
The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.
(c)          Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed in Schedule A hereto have effected any transaction in any shares of Common Stock or any shares of Series A Preferred Stock during the past 60 days.
(d)          To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock or shares of Series A Preferred Stock referred to in this Item 5.
(e)          Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of Planet Payment, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.	Material to be Filed as Exhibits.
Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated as of October 26, 2017, by and among Franklin UK Bidco Limited, Fintrax US Acquisition Subsidiary, Inc. and Planet Payment, Inc.
2.	Form of Tender and Support Agreement, dated as of October 26, 2017, by and among Franklin UK Bidco Limited, Fintrax US Acquisition Subsidiary, Inc. and each of the shareholders named therein.
3.
Joint Filing Agreement, dated as of November 6, 2017, by and among Franklin UK Bidco Limited, Fintrax US Acquisition Subsidiary, Inc., Franklin UK Midco Limited, Franklin Ireland Topco Limited, Legendre Holding 44 SAS and Eurazeo SE.

CUSIP No. U72603118

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 6, 2017
FRANKLIN UK BIDCO LIMITED
By:	/s/ Patrick Waldron
Name:	Patrick Waldron
Title:	Chief Executive Officer

FINTRAX US ACQUISITION SUBSIDIARY, INC.
By:	/s/ Patrick Waldron
Name:	Patrick Waldron
Title:	President

FRANKLIN UK MIDCO LIMITED
By:	/s/ Marc Frappier
Name:	Marc Frappier
Title:	Director

FRANKLIN IRELAND TOPCO LIMITED
By:	/s/ Marc Frappier
Name:	Marc Frappier
Title:	Director

LEGENDRE HOLDING 44 SAS
By:	/s/ Nicolas Huet
Name:	Nicolas Huet
Title:	Chief Executive Officer

EURAZEO SE
By:	/s/ Patrick Sayer
Name:	Patrick Sayer
Title:	Chairman of the Executive Board

SCHEDULE A

Franklin UK Bidco Limited
The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent.
Directors
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Marc Frappier	French	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Director
Edouard Guigou	French	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Director
Executive Officers (Who Are Not Directors)
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Patrick Waldron	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Chief Executive Officer
Claire Hafner	British	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Chief Financial Officer
Gary Byrne	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	New Markets & Group Strategic Partnerships Director

Schedule A-1

SCHEDULE A

John Duffy	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Research & Development
Pat Faherty	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Group Sales Director
Conor Flanagan	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Group Payments Director
Carl Larkin	British	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Chief Technology Officer
Michael Larkin	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Group Sales Leadership Director
Saqi Sheikh	British	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Group HR Director
Chris Parkin	British	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Group Operations Director

Schedule A-2

SCHEDULE A

Fintrax US Acquisition Subsidiary, Inc.
The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Acquisition Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Acquisition Sub.
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Patrick Waldron	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Director and President
Claire Hafner	British	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Director and Treasury/Secretary

Schedule A-3

SCHEDULE A

Franklin UK Midco Limited
The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors of UK Midco are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to UK Midco.
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Marc Frappier	French	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Pascale Guerin-Laffineur	French	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Edouard Guigou	French	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Claire Hafner	British	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Celia Nataf	French	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Francesco Orsi	Italian	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Charles Petruccelli	French	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
David Sear	British	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director
Patrick Waldron	Irish	47-49 London Road, Redhill, Surrey, RH1 1LU, United Kingdom +44 203 5304105	Director

Schedule A-4

SCHEDULE A

Franklin Ireland Topco Limited
The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors of Irish Topco are set forth below.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Irish Topco.
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Marc Frappier	French	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Pascale Guerin-Laffineur	French	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Edouard Guigou	French	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Claire Hafner	British	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Celia Nataf	French	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Francesco Orsi	Italian	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Charles Petruccelli	French	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
David Sear	British	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director
Patrick Waldron	Irish	Martin House, IDA Business Park, Dangan, Galway H91 A06C, Ireland +353 91 435403	Director

Schedule A-5

SCHEDULE A

Legendre Holding 44 SAS
The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Legendre are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Legendre.
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Philippe Audouin	French	1, rue Georges Berger – 75017 Paris +33 1 44 15 01 11	Chairman
Nicolas Huet	French	1, rue Georges Berger – 75017 Paris +33 1 44 15 01 11	Managing Director and Chief Executive Officer

Schedule A-6

SCHEDULE A

Eurazeo SE
The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Eurazeo are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Eurazeo.
Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
Patrick Sayer	French	1, rue Georges Berger – 75017 Paris +33 1 44 15 01 11	Chairman of the Executive Board and Chief Executive Officer
Virginie Morgan	French	1, rue Georges Berger – 75017 Paris +33 1 44 15 01 11	Member of the Executive Board and Deputy Chief Executive Officer
Philippe Audouin	French	1, rue Georges Berger – 75017 Paris +33 1 44 15 01 11	Member of the Executive Board and Chief Financial Officer

Schedule A-7